Exhibit 10.1

TERMINATION AND EQUITY CONVERSION AGREEMENT

This agreement (the “Agreement”) is entered into as of August 20, 2014 by and between BAIZE INVESTMENTS (ISRAEL) LTD., a private company organized under the laws of Israel No. 51-430159-1,  c/o – The Goldman Group, 55 St. Clair Avenue West, Suite 240, Toronto, Ontario, Canada M4V2Y  (“Investor”), and COMPUGEN, Ltd., an Israeli corporation, having a place of business at 72 Pinchas Rosen, Tel Aviv, Israel (“Compugen” and collectively with Investor, the “Parties”).

WHEREAS, the Parties had previously entered into (i) that certain Funding Agreement dated December 29, 2010 (the "2010 Agreement") and (ii) that certain Funding Agreement dated December 20, 2011, as amended on July 24, 2012 and December 27, 2012 (the "2011 Agreement").

WHEREAS, on April 21, 2013-, the Parties entered into that certain Amendment to Funding Agreements (the “2013 Amendment”), pursuant to which (i) certain provisions of the 2010 Agreement were amended (and the 2010 Agreement as so amended shall be referred to hereunder as the "Amended 2010 Agreement", (ii) the Compugen Warrant, dated April 21, 2013 was issued to Investor, and (iii) the 2011 Agreement was terminated in its entirety.

WHEREAS, both Parties are interested in terminating the Amended 2010 Agreement  in its entirety and the Compugen Warrant and issuing to Investor in consideration thereof (i) 1,600,000 of Compugen’s ordinary shares, par value NIS0.01 per share (the “Ordinary Shares”), and (ii) amended rights to receive Cash Consideration, all as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth below, the parties hereby agree as follows:

1.             DEFINITIONS.

All defined terms used herein but not defined herein, shall have the respective meanings as set forth in the Amended 2010 Agreement (irrespective of its termination hereunder).

2.             TERMINATION/ISSUANCE OF ORDINARY SHARES.

2.1           Termination of Agreement.  Except as set forth below, the Amended 2010 Agreement  shall be terminated in its entirety and all rights and obligations thereunder, including Investor’s right to receive Cash Consideration and Investor’s Exchange Option, shall be terminated.  Notwithstanding the foregoing, Sections 1 (as amended herein), 6, 7.3, 7.4, 7.5, 7.8, 7.10, 7.11 and 7.12 shall survive the termination of the 2010 Agreement, as amended by the 2013 Amendment.

2.2           Termination of Compugen Warrant.  The Compugen Warrant, dated April 21, 2013 and issued in connection with the 2013 Amendment, shall be terminated, and Investor shall deliver to Compugen the original Compugen Warrant.

2.3           Issuance of Ordinary Shares.  Upon the terms and subject to the conditions contained herein, in consideration of the termination of the Amended 2010 Agreement and the termination of the Compugen Warrant as set forth above in Sections 2.1 and 2.2 of this Agreement, Compugen shall issue and deliver to the Investor, free and clear of any and all liens other than those imposed by Investor, 1,600,000 Ordinary Shares (the “Shares”).

3.             AMENDED RIGHT TO RECEIVE CASH CONSIDERATION.

3.1           Revised Right to Cash Consideration.  With respect to the 13 Designated Product Candidates and Targets (the “Candidates”) previously identified on Appendices A1 and A2 to the 2013 Amendment, Investor shall have the right to receive Revised Cash Consideration.  “Revised Cash Consideration” shall mean the amounts payable by Compugen to the Investor in respect of Gross Cash, which shall equal five percent (5%) of Net Cash.  “Gross Cash” shall mean such consideration with respect to the Candidates as described in the Amended 2010 Agreement, received by Compugen or its affiliates from third parties on or before December 31, 2015.  “Net Cash” shall mean Gross Cash minus Pass-Through Amounts. “Pass-Through Amounts” shall have the meaning set forth in the 2010 Agreement, as amended by the 2013 Amendment.

3.2           Determination of Payment of Revised Cash Consideration.  Subject to the provisions of this Agreement and without derogating of any of the Investor's rights hereunder, any determination of the requirement to pay Revised Cash Consideration with respect to a certain event or transaction, and if so, the amount of any such Revised Cash Consideration payment, will be made solely by Compugen's Chairman of the Board or CEO, in a detailed written notice to the Investor.

3.3           Covered IP.  In the event that a transaction occurs that covers both (i) Compugen intellectual property (“IP”) related to the Candidates for which Compugen determines  payment of Revised Cash Consideration is required hereunder (“Covered IP”), and (ii) IP that is not related to the Candidates and therefore Compugen determines payment of Revised Cash Consideration is not required hereunder, Compugen will use reasonable judgment to determine the percentage of the total IP licensed or transferred (the “Percentage”) that the Covered IP  represents, and Investor shall be entitled to receive Revised Cash Consideration in an amount equal to the Percentage multiplied by 5% of the Net Cash received for such transaction, provided that (x) in no event shall the Percentage be lower than 25%, and (y) the reasonable judgment determination of the Percentage by Compugen shall not be subject to the audit provision set forth in Section 3.4 below.

3.4           Audit Right.  No more than once in any twelve month period prior to December 31, 2015, plus once during the period January 1, 2016 through February 15, 2016, Investor will have a the right, to have a third party certified public accountant, reasonably acceptable to Compugen, audit the calculation of any Revised Cash Consideration previously received by Investor and/or the determination by Compugen that a Revised Cash Consideration is not required with respect to any publicly announced event or transaction.  Such third party will be obligated to sign a CDA with Compugen and will not share any details of its findings with Investor other than whether or not the amount of such Revised Cash Consideration was less than required pursuant to the terms of the Agreement, or if a Revised Cash Consideration is required due to the publicly announced event or transaction. Investor will pay the out of pocket costs for any such audit unless the audit results in a determination that the amount of such Revised Cash Consideration was less than required, or in the event that the third party determined that a Revised Cash Consideration is required when Compugen has determined that such payment is not required.

3.5           No Information Right. Investor shall have no rights to receive from the Company any information in addition to the information the Company regularly makes available to its Shareholders.

3.6.          Subject to 3.4 above, each Party will pay its own legal and other costs with respect to the preparation and finalizing of this Agreement and the consummation of the transactions contemplated by it.

4.             REPRESENTATIONS AND WARRANTIES OF COMPUGEN.

As an inducement to Investor to enter into this Agreement, Compugen hereby makes as of the date hereof, the following representations and warranties to Investor:

4.1           Organization and Qualification.  Compugen is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel and has full power and authority and the legal right to own or license and operate its property and assets and to carry on its business as it is now being conducted.

4.2           Authority.  Compugen has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  Compugen has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered by Compugen and, assuming the due authorization, execution and delivery by Investor, constitutes a valid and binding agreement and is enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally and, subject to general principles of equity, including good faith and fair dealing, regardless of whether in a proceeding at equity or at law, and except as indemnification and contribution provisions may be limited by applicable law).

4.3           Valid Issuance of Shares.  The issuance of the Shares has been duly authorized by all requisite corporate action.  When the Shares are issued and delivered in accordance with the terms of this Agreement for the consideration expressed herein, the Shares will be duly and validly issued and outstanding, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under applicable Israeli laws and United States federal and state securities laws and, except as otherwise set forth herein, Investor shall be entitled to all rights accorded to a holder of Ordinary Shares.  Compugen has reserved a sufficient number of Ordinary Shares for issuance to Investor in accordance with its obligations under this Agreement.

4.4           No Violation.  Neither the execution and delivery of this Agreement by Compugen nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with or result in any breach of any provision of its Articles of Association; (b) violate or conflict with, or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any note, bond, mortgage, lease, license, agreement, contract, indenture or other instrument or obligation to which Compugen or any of its subsidiaries is a party or by which Compugen or any of its subsidiaries or any of their respective properties or assets may be bound; or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Compugen or any of its subsidiaries or by which any of their respective properties or assets are bound, except, in case of clauses (b) and (c), as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, or financial condition of Compugen and its subsidiaries taken as a whole or the ability of Compugen to timely perform its obligations under and consummate the transactions contemplated by this Agreement.

4.5           Exemption from Registration.  Subject to, and in reliance on, the representations, warranties and covenants made herein by Investor, the issuance of the Shares in accordance with the terms and on the basis of the representations and warranties set forth in this Agreement, may and shall properly occur pursuant to one or more applicable exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”)

5.             REPRESENTATIONS AND WARRANTIES OF INVESTOR.

As an inducement to Compugen to enter into this Agreement, Investor hereby makes as of the date hereof, the following representations and warranties to Compugen:

5.1           Organization and Qualification.  Investor is duly organized, validly existing and in good standing under the laws of the State of Israel and has full power and authority and the legal right to own or license and operate its property and assets and to carry on its business as it is now being conducted.

5.2           Authority.  Investor has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  Investor has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered by Investor and, assuming the due authorization, execution and delivery by Compugen, constitutes a valid and binding agreement and is enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally and, subject to general principles of equity, including good faith and fair dealing, regardless of whether in a proceeding at equity or at law, and except as indemnification and contribution provisions may be limited by applicable law).

5.3           No Violation.  Neither the execution and delivery of this Agreement by Investor nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with or result in any breach of any provision of its Articles of Association; (b) violate or conflict with, or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any note, bond, mortgage, lease, license, agreement, contract, indenture or other instrument or obligation to which Investor or any of its affiliates is a party or by which Investor or any of its affiliates or any of their respective properties or assets may be bound; or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Investor or any of its affiliates or by which any of their respective properties or assets are bound, except, in case of clauses (b) and (c), as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Investor to timely perform its obligations under and consummate the transactions contemplated by this Agreement.

5.4           Investment Purpose/Sophistication of Investor.  Investor is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.  Investor (a) is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act; (b) is a sophisticated investor; and (c) by virtue of its business or financial experience, is capable of evaluating the merits and risks of the investment in the Shares.  Investor has been provided an opportunity to ask questions of and receive answers from representatives of Compugen concerning the terms and conditions of this Agreement and the investment in the Shares contemplated hereby.  Investor is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

5.5           OCS Undertaking. As of the date hereof and upon the issuance of the Shares, the Investor will not hold 5% or more of the Company's issued share capital or of the voting rights in the Company. In the event that, upon the issuance of the Shares the Investor holds 5% or more of the Company's issued share capital or of the voting rights in the Company, then, upon such issuance, the investor shall deliver to the Company an executed copy of an Undertaking towards the OCS substantially in the form attached hereto as Annex A or in any other form required by the OCS.

6.             RESTRICTIONS ON SALE/TRANSFER.

6.1           Securities Act Restrictions.  Investor acknowledges that the Shares are being issued pursuant to an exemption from registration under the applicable law (including the Securities Act and Israeli law) and that the Shares may only be sold or transferred pursuant to an exemption from registration under the applicable law (including the Securities Act and Israeli law).  Investor also acknowledges that Investor has been provided certain material non-public information in connection with the Annual Report delivered by Compugen to Investor on April 16, 2014, as well as in phone calls and meetings during the term of the various agreements and is restricted from trading in Compugen’s securities under applicable securities laws (in the U.S. and Israel) until such time as such information is no longer material or has been disseminated to the public.

6.2           Other Restrictions.  Investor agrees that, without the written consent of Compugen, the Shares shall not be used to secure a margin or other loan, unless these restrictions have been waived by the written consent of the company, which will not be unreasonably withheld. For the avoidance of doubt, it is agreed and understood that it would be reasonable for Compugen to withhold its consent if the lender or the pledgee do not agree in writing to be bound by the sale restriction terms provided for, or referred to, in the above agreement.

6.3           Legends.  The certificate(s) evidencing the Shares shall bear legends in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON THE TRANSFER THEREOF PURSUANT TO THE TERMS OF AN AGREEMENT, DATED 20 AUGUST, 2014, BETWEEN THE HOLDER AND THE COMPANY AND SUCH SECURITIES MAY NOT BE USED TO SECURE A MARGIN OR OTHER LOAN UNTIL SUCH RESTRICTIONS HAVE BEEN WAIVED BY THE WRITTEN CONSENT OF THE COMPANY.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT (A) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S OF THE SECURITIES ACT, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE RESTRICTIONS OF APPLICABLE LAW, INCLUDING ISRAELI LAW.”

7.             PUBLICITY.

Promptly following the execution of this Agreement, Compugen shall be permitted to file a Form 6-K with the U.S. Securities and Exchange Commission disclosing the material terms of the transactions contemplated hereby and including this Agreement as an exhibit thereto.  Except as required by law or court order or as otherwise permitted under this Agreement, all other publicity, press releases and public announcements, in each case relating to this Agreement and/or the transactions contemplated hereby shall be reviewed in advance by, and shall be subject to the written approval (such approval not to be unreasonably conditioned, withheld or delayed) of both Compugen and Investor; provided that such publicity, press releases and other public announcements shall not disclose any confidential information of the other party hereunder.

8.             MISCELLANEOUS.

8.1           Governing Law/Forum. This Agreement shall be exclusively governed by and construed and interpreted according to the laws of the State of Israel, excluding its conflict of law provisions, and be subject to the exclusive jurisdiction of the competent courts of Tel Aviv – Jaffa or Petah-Tikva.  Notwithstanding the above Investor is aware that certain securities matters related to the Shares are subject to United States securities law.

8.2           Entire Agreement.  This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein.  This Agreement supersedes all prior agreements (including, without limitation, the 2010 Agreement) and understandings among the Parties with respect to the subject matter hereof.

8.3           Amendments and Waivers.  No provision of this Agreement may be amended or waived other than by an instrument in writing signed by Compugen and by Investor.

8.4           Notices.  All notices required to be given under this Agreement shall be in writing, by mail, courier or hand delivery to the addresses which may be designated by each Party from time to time in a writing complying with this Notice provision, and shall be deemed received on the date confirmed on: (1) the return receipt for certified mail sent return receipt requested; or (2) the receipt for notices sent by Airborne, Federal Express or other reliable overnight courier; or (3) two (2) Business Days following delivery by Facsimile (with receipt of proper transmission).

                        If to Compugen:

Compugen Ltd.
Pinchas Rosen Street #72
Tel Aviv 69512, Israel
Fax. 03-765-8555
Attention: General Counsel

With a copy (which shall not constitute a notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 20111
Attn:  Brian P. Keane, Esq.
Fax: (617) 542-2241

If to Investor:

Baize Investment (Israel) Ltd, c/o – The Goldman Group,
55 St. Clair Avenue West, Suite 240,
Toronto, Ontario, Canada M4V2Y7
Attention: Mr. Murray Goldman

With a copy (which shall not constitute a notice) to:

Adv. Ehud Arad
1 Kremintzki St.
Tel-Aviv 6789901, Israel
 Fax: 03-6246999

8.5           No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party.

8.6           Further Assurances.  Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.7           Successors and Assigns.  Except as provided in this Agreement, neither Party may delegate, assign, transfer or attempt to delegate, assign or transfer this Agreement or its rights or obligations under this Agreement without the prior written consent of the other Party, and any assignment without such consent shall constitute a material breach of this Agreement and have no force or effect; provided, however, that for purposes of this Agreement, a change of control, merger, reverse merger or similar transaction of a Party shall not be deemed to be an assignment of this Agreement.

8.8           Headings.  The headings of this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

8.9           Counterparts.  This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.  This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission or email .pdf of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

[Remainder of page left blank.  Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BAIZE INVESTMENTS (ISRAEL) LTD.	COMPUGEN LTD.
By: /s/ Murray Goldman	By: /s/ Anat Cohen-Dayag
Name: Murray Goldman	Name: Anat Cohen-Dayag
Title: President	Title: President & CEO

Annex A

To:          The Research Committee
The Office of the Chief Scientist
Jerusalem

Relating to projects that have been financed by or are currently being financed by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the "OCS") _______________ [Please specify project title and OCS' file number] and to projects of the Company (as this term is defined below) that may be financed by the OCS in the future (the "Projects").

Undertaking

We, the undersigned, of                                                                                                [Foreign investor's name] a company incorporated, organized and existing under the laws of _______________ and whose registered office is at _________________ ("______"), having, by an agreement dated          , committed to invest in                                                           Ltd. (the "Company"), in exchange for [number and type of shares] ________ shares of the Company;

Recognizing that the Company's research and development Projects are currently, have been or will be financially supported by the Government of the State of Israel, through the OCS under and subject to the provisions of The Encouragement of Research and Development in Industry Law 5744-1984 (the "R&D Law") and the regulations, rules and procedures promulgated there under;

Recognizing that the R&D Law places strict constraints on the transfer of know-how and/or production rights, making all such transfers subject to the absolute discretion of the OCS' research committee (the "Research Committee"), acting in accordance with the aims of the R&D Law and requiring that any such transfer receive the prior written approval of the Research Committee;

Hereby declare and undertake:

1.
To observe strictly all the requirements of the R&D Law and the regulations, rules and procedures promulgated there under, as applied to the Company and as directed by the Research Committee, in particular those requirements stipulated under Sections 19, 19A and 19B of the R&D Law relating to the prohibitions on the transfer of know-how and/or production rights.

2.
As a shareholder of the Company, to make all reasonable efforts that the Company shall observe strictly all the requirements of the R&D Law and the regulations, rules and procedures promulgated there under, as applied to the Company and as directed by the Research Committee, in particular those requirements stipulated under Sections 19, 19A and 19B of the R&D Law relating to the prohibitions on the transfer of know-how and/or production rights.

Date	Name (block letters) and signature of Authorized Company Representative and Company Seal